December 10, 2008
Tia Jenkins
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Your Letter Dated November 25, 2008 (the “Supplemental Comment Letter”) Regarding Herbalife Ltd. (File No. 001-32381)’s Form 10-K for the Fiscal Year Ended December 31, 2007
(“2007 Form 10-K”) and Response Letter dated November 6, 2008
Dear Ms. Jenkins:
     Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.
     We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.
     For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Supplemental Comment Letter, with Staff’s comment presented in bold italicized text. In response to the Supplemental Comment Letter the Company offers the following response:

1.	Management Discussion and Analysis, page 48 Results of Operations, page 53

We read your response to our previous comment one stating that the primary driver of sales increases is the increased sales volume driven by the addition of new sales leaders and the retention of existing sales leaders. We note that you have some disclosure of volume points; however, your disclosure does not clearly discuss the increased volumes. Please clarify how the volume points explain your changes in net sales and quantify the increased volumes sold by the addition of new sales leaders and retention of existing sales leaders.

Response:

The Company notes the Staff’s comment, and in response thereto, the Company notes that volume points are the Company’s unit measure of product sales volume. The Company operates in a number of countries (65 countries as of December 31, 2007), each of which may have a different price point for the same product due to differing local economies. Additionally, foreign currencies fluctuate differently against the US dollar and other currencies thereby creating additional price distinctions for the same product in different countries. Because our distributor marketing plan is essentially a worldwide plan, we need to have a standard metric that measures a sales leader’s achievement and growth within our marketing plan on a uniform basis across all the countries. To address this issue, the Company created the volume point measure. Volume points are the foundation of a distributor’s ascension within the Company’s marketing plan.

Each of our products is assigned a volume point value which is the same in each of the countries in which our distributors operate, thereby giving a consistent point of measure for sales volume independent of the effects of foreign currency fluctuations or the retail price points specific to each country, both of which impact overall net sales. As a result, the volume point measure, in the aggregate and for each region, is an indicator of sales volume trends and therefore management believes that volume points are the most accurate measure of sales volume, and ultimately, net sales. We discuss the foregoing concepts on pages 48 and 49 of the 2007 Form 10K under the heading “Volume Points by Geographical Region.”

Changes in volume points can be driven by either an increase in total number of sales leaders or through a change in productivity of existing sales leaders. As discussed on Page 50 of the 2007 Form 10K, the average monthly purchases by each of the Company’s sales leaders has remained relatively constant over time. Therefore, a change in volume points will generally indicate a roughly corresponding change in the total number of sales leaders (both retained and newly recruited combined) and vice-versa.

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     We hope this response has addressed all of Staffs concerns relating to the Supplemental Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.
Very truly yours,
HERBALIFE LTD.

By:	/s/ Richard P. Goudis
Richard P. Goudis
Chief Financial Officer
Herbalife Ltd.